SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

August 13, 2004
Date of report (Date of earliest event reported)

ENUCLEUS, INC.

(Exact Name of Registrant as Specified in its Charter)

0-14039   11-2714721
----------------------   ---------------------------------
(Commission File Number)   (I.R.S. Employer Identification No.)

4000 Main Street
Bay Harbor, MI 49770

(Address of Principal Executive Offices)

231/439-2708

(Registrant's telephone number, including area code)

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On August 13, 2004, we entered into a Stock Purchase Agreement with a certain accredited investor for the sale of 2,500,000 shares of common stock of eNucleus, Inc. (the "Company") at $0.40 per share. Under this agreement, the investor also received two warrants to purchase common stock of the Company. One of such warrants grants such investor the right to purchase 2,500,000 shares of common stock, has a call right on behalf of the Company at $1.20 per share and has an exercise price of $0.60 per share. The other of such warrants grants such investor the right to purchase 1,000,000 shares of common stock, has an exercise price of $1.00 per share and does not have a call right. All such warrants expire five years from the date of issuance or eighteen months from the effectiveness of a Registration Statement, whichever is longer.

On August 13, 2004, we entered into a Registration Rights Agreement (which was subsequently amended) with the purchaser of the common stock pursuant to the above-referenced Stock Purchase Agreement. The Company shall register the common shares pursuant to the Registration Rights Agreement. The Registration Rights Agreement includes such terms as the immediate registration of the shares of common stock, demand rights if all the common stock is not registered or the Registration Statement is subsequently not effective, unlimited "piggy back" registration rights, and liquidated damages to the purchasers of the common stock of 15% of the Purchase Price per annum payable on a monthly basis if the shares of common stock are not registered pursuant to an effective Registration Statement by April 1, 2005 or if the shares of common stock are registered pursuant to an effective Registration Statement and such Registration Statement or other Registration Statement including the shares of common stock is not effective in the period from April 1, 2005 through August 13, 2006, except that the obligation of the Company terminates when the holder of shares of common stock no longer holds more than 20% of the shares of common stock as acquired herein.

The foregoing description is qualified in its entirety by reference to the Stock Purchase Agreement which appears as Exhibit 1.01.1 hereto and the Registration Rights Agreement which appears as Exhibit 1.01.2

ITEM 3.02. UNREGISTERED SALES OF EQUITY SECURITIES.

On August 13, 2004, under the Stock Purchase Agreement described under Item 1.01 above, the Company issued 2,500,000 shares of common stock to an accredited investor and warrants for the purchase of 3,500,000 shares of common stock to such investor. Such warrants as exercised to purchase 2,500,000 shares of common stock are exercisable at $.60 per share and contain the call feature described under Item 1.01 above. Such warrants as exercised to purchase 1,000,000 shares of common stock have an exercise price of $1.00 per share and have no call right as described under Item 1.01 above. We obtained gross proceeds of $1,000,000 in cash in the initial closing.

The foregoing issuances were made in reliance upon the exemption provided in Section 4(2) of the Securities Act and the safe harbor of Rule 506 under Regulation D. Certificates representing such securities contain restrictive legends preventing sale, transfer or other disposition, unless registered under the Securities Act. The recipients of such securities received, or had access to, material information concerning our company, including, but not limited to, our reports on Form 10-KSB, Form 10-QSB, and Form 8-K, as filed with the SEC. Except as set forth above, no discount or commission was paid in connection with the issuance of the common stock and the warrants.

ITEM 7.01 REGULATION FD DISCLOSURE

On August 18, 2004, we issued a press release, which appears as Exhibit 7.01.1 hereto, regarding our completion of the initial closing under the Stock Purchase Agreement. Such press release is incorporated by reference in response to this Item 7.01.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(c) The Stock Purchase Agreement described pursuant to Item 1.01 above appears as Exhibit 101.1 hereto. The Registration Rights Agreement described pursuant to Item 1.01 above appears as Exhibit 101.2 hereto. The press release we issued on August 18, 2004 regarding our completion of the initial closing under the Securities Purchase Agreement appears as Exhibit 7.01.1 hereto

Exhibits. The following exhibits are filed as part of this Current
Report on Form 8-K:

EXHIBIT NO. DESCRIPTION

1.01.1   Stock Purchase Agreement by and between Barron Partners, L.P. and eNucleus, Inc.

1.01.2   Registration Rights Agreement by and between Barron Partners, L.P. and eNucleus, Inc

7.01.1   Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

 ENUCLEUS, INC.

Date: October 27, 2004   By: /s/ John C. Paulsen

                                              _____

                                              John C. Paulsen
                                              Chairman of the Board,
                                              Chief Executive and
                                              Financial Officer